UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69634

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REVL Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1921 Walnut St., 2nd fl.
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dimitrios Papatheoharis	215-372-2305	dimitri@revl.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli CPA's LLC
(Name – if individual, state last, first, and middle name)

One Bala Ave., suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dimitrios Papatheoharis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REVL Securities LLC _____, as of 12/31 _____, 2022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania-Notary Seal
Peter S Sherry, Notary Public
Philadelphia County
My Commission Expires February 23, 2024
Commission Number 1296226

Signature: _____

Title:
CEO

Pete Sh
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Report of Independent Registered
Public Accounting Firm

REVL SECURITIES LLC

DECEMBER 31, 2022

Table of Contents

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE   SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
REVL Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of REVL Securities, LLC.(the "Company"), as of December 31, 2022, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

- 1 -

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.



March 27, 2023

Bala Cynwyd, PA 19004

REVL SECURITIES LLC

Statement of Financial Condition

DECEMBER 31, 2022

Assets		
Cash	$	190,737
Prepaid expenses		1,608
Right of use lease assets, net		14,302
Fee Receivable		70,000
Total assets	$	276,647
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	56,969
Lease liability		14,770
Total liabilities	$	71,739
Member's equity		204,908
Total Liabilities and Member's Equity	$	276,647

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC
Statement of Operations
Year Ended December 31, 2022

Revenue

Investment banking	$	2,930,459
Fee income		70,000
Interest and dividends		5
Total revenue		3,000,464

Expenses

Compensation	$	1,095,911
Occupancy and equipment		7,045
Other		88,191
Total expenses		1,191,147
Net Income	$	1,809,317

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2022

Member's equity, beginning of the period	$	470,162
Member's capital distributions		(2,074,571)
Net Income		1,809,317
Member's equity, end of period	$	204,908

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC

Statement of Cash Flows

Year Ended December 31, 2022

Cash flows from operating activities:	
Net Income	$ 1,809,317
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in operating assets & liabilities:	
Decrease in prepaid expenses	(1,009)
Increase in right of use asset, net	2,587
Decrease in accounts payable and accrued expenses	(24,961)
Decrease due to Fee Receivable	(70,000)
Decrease in lease liability	(2,343)
Total adjustments	(95,726)
Net cash provided by operating activities	1,760,682
Cash flows from financing activities:	
Member's capital contributions	15,000
Member's capital distributions	(2,089,571)
Net cash provided by financing activities	(2,074,571)
Net decrease in cash	(311,057)
Cash, beginning of period	501,794
Cash, end of period	$ 190,737

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

    Business

    REVL Securities, LLC (the "Company") is a Limited Liability Company formed on March 2, 2015 in the State of Delaware. Effective July 21, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Accounting Pronouncement – ASC 606 Revenue Recognition

    The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

    The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

    Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. The Company may arrange for the private placement of securities with investors on an agency basis. The Company believes that its performance obligation is satisfied upon the sale of securities to investors and as such this is fulfilled on the closing date of the transaction.

1.   <u>Business and Summary of Significant Accounting Policies (continued)</u>

Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

Mergers and Acquisitions advisory fee revenue includes fees from offerings and advisory in which the Company acts as an agent or advisor, respectively. Mergers and Acquisitions advisory fee revenue is recorded upon completion of the transactions per the terms of the agreements. Mergers and Acquisitions advisory service fee revenue is recorded when services are provided per the terms of the agreements.

Revenue from secondary market trading is recorded upon completion of a transaction. Interest income is recorded as received.

<u>Income Taxes</u>

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the member, who is responsible for any taxes thereon.

The Company remains subject to tax examinations by all taxing authorities for the 2019, 2020, and 2021 tax years.

<u>Use of Estimates</u>

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

<u>Leases:</u>

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value

1.   <u>Business and Summary of Significant Accounting Policies (continued)</u>

of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any period (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter substantially negates the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

2.   <u>Indemnification</u>

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

3.   <u>Net Capital Requirements</u>

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2022, the Company had net capital of $133,300 which was $127,300 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to

3.   <u>Net Capital Requirements (continued)</u>

net capital was 43% at December 31, 2022. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

4.   <u>Related Party Transactions</u>

The Company had entered into an Expense Sharing Agreement ("ESA") with its sole member, REVL Capital Group LLC (the "Member"). Certain employees of the Member provide services to the Company. Since May of 2017 the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance and telephone fees. The Member and the Company entered into a new ESA dated March 19, 2021. The agreement provides for the Company to reimburse the Member periodically for its share of operating expenses. The Agreement is perpetual until changed by the parties. The Member sends the Company invoices on a quarterly basis.

Total expenses under the expense sharing agreement were $86,646 for the year ended December 31, 2022.

5.   <u>Concentration of Credit Risk</u>

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash with any one bank exceeds the $250,000 covered by federal deposit insurance.

6.   <u>Subsequent Events</u>

Events of the Company subsequent to December 31, 2022 have been evaluated through March 27, 2023, which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2022. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

REVL SECURITIES LLC
Schedule I –Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange
Commission
<u>DECEMBER 31, 2022</u>

Total Member's Equity	$	204,908
Deductions of nonallowable assets		
Prepaid Expenses		<u>1,608</u>
Total nonallowable assets		<u>71,608</u>
Net Capital	$	<u>133,300</u>
Aggregate indebtedness	$	<u>56,969</u>
Computation of basic net capital requirement		
Minimum net capital required – the greater of $5,000 or		
6.67% of aggregate indebtedness		5,000
Excess Net Capital @1,500%		<u>127,300</u>
Excess Net Capital @1,000%	$	<u>128,300</u>
Ratio of aggregate indebtedness to net capital		<u>42.74%</u>

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2022, filed by the Company on Form X-17A-5, Part IIA.

Schedule II- Computation for
Determination of Reserve Requirements
Pursuant to Rule 15c3-3
<u>DECEMBER 31, 2022</u>

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2022, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
REVL Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which REVL Securities, LLC. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which REVL Securities, LLC. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and Footnote 74 of SEC Release 34-70073 and REVL Securities, LLC. stated that REVL Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. REVL Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence REVL Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 27, 2023

Management Report Regarding Exemption from Rule 15c3-3

REVL Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

REVL Securities LLC

I, Dimitrios Papatheoharis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Executive Officer

March 27, 2023

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
REVL Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by REVL Securities, LLC. and the SIPC, solely to assist you and SIPC in evaluating REVL Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. REVL Securities, LLC.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2022, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

- 16 -

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on REVL Securities, LLC.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of REVL Securities, LLC. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 27, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

REVL Securities LLC
1921 Walnut St., 2nd fl.
Philadelphia, PA 19103

SEC # 69634 FINRA Dec.

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ted Swansen 215-372-2305

2. A. General Assessment (item 2e from page 2) $4,501

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,861)
July 15, 2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1,640

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $1,640

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REVL Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 11 day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,000,464

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $3,000,464

2e. General Assessment @ .0015 $4,501

(to page 1, line 2.A.)

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